UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-37603

CUSIP NUMBER: 090655606

(Check one): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-CEN    ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K    ☐ Transition Report on Form 20-F    ☐ Transition Report on Form 11-K    ☐ Transition Report on Form 10-Q

For the Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable. This notification relates to the entire report.

PART I. REGISTRANT INFORMATION

Full name of registrant: BioRestorative Therapies, Inc.

Former name if applicable: Not applicable

Address of principal executive office: 40 Marcus Drive, Suite One

City, state and zip code: Melville, New York 11747

PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, in July 2026 the Company’s President, Chief Executive Officer and Chairman of the Board and the Company’s Chief Financial Officer each resigned. Each officer asserted that his resignation was for “good reason” under an employment agreement purportedly entered into between the Company and such officer. The Company disputes the validity and enforceability of the purported employment agreements and the asserted basis for the resignations, and has reserved all of its rights with respect thereto. The office of Chief Financial Officer is held on an interim basis by the Company’s Chief Executive Officer, and the resulting reduction in the Company’s financial reporting personnel has extended the time required to prepare the Quarterly Report and to complete the review of the interim financial statements.

In addition, the Company, its accountants and its independent registered public accounting firm require additional time to complete their evaluation of the accounting treatment of the purported employment agreements and of the claims asserted thereunder, including whether any compensation expense or liability is required to be recognized, or any loss contingency disclosed, in the interim financial statements as of and for the periods ended June 30, 2026. That evaluation is not complete and cannot be completed by the prescribed due date without unreasonable effort or expense.

The Company expects to file the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Katharyn Field	(631)	760-8100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the three and six months ended June 30, 2026 will differ significantly from the corresponding periods of the prior fiscal year. The Company expects to report a continuing net loss and continues to require additional capital, and its financial statements have included disclosure regarding substantial doubt about its ability to continue as a going concern.

A reasonable estimate of the results to be reported cannot presently be made because the evaluation described in Part III is not complete. The Company will report its results in the Quarterly Report when that evaluation has been completed.

BioRestorative Therapies, Inc.

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2026

By:	/s/ Katharyn Field
Name:	Katharyn Field
Title:	Director, Chief Executive Officer, President and Interim Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative other than an executive officer, evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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